                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 1a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006
Commission File Number:  000-29944

                             INFOWAVE SOFTWARE INC.
                 (Translation of registrant's name into English)

 SUITE 200 - 4664 LOUGHEED HIGHWAY, BURNABY, BRITISH COLUMBIA, CANADA V5C 5T5
                     (Address of principal executive office)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]  Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes[ ] No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82: [ ]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Infowave Software Inc.

Date: May 15, 2006

                                          By: /s/ George Reznik
                                              ----------------------------------

                                          Name: George Reznik

                                          Title: Chief Operating Officer and CFO

                             INFOWAVE SOFTWARE, INC.
                              INDEX to the FORM 6-K
                    For the Three Months Ended March 31, 2006

                                                                         Page
                                                                         ----
PART I.  FINANCIAL INFORMATION

Financial Statements

     a)  Consolidated Balance Sheets
         March 31, 2006 (unaudited) and December 31, 2005                   1

     b)  Consolidated Statements of Operations and Deficit
         For the three months ended March 31, 2006 and 2005 (unaudited)     2

     c)  Consolidated Statements of Cash Flows
         For the three months ended March 31, 2006 and 2005 (unaudited)     3

     d)  Notes to Consolidated Financial Statements                         4

Management's Discussion and Analysis of Financial
Condition and Results of Operations                                        11

Quantitative and Qualitative Disclosures About Market Risk                 20

PART II. OTHER INFORMATION

Legal Proceedings                                                          20

Changes in Securities and Use of Proceeds                                  20

Commitments                                                                20

                             INFOWAVE SOFTWARE, INC.
                        Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                  Three months ended March 31, 2006 (unaudited)

NOTICE TO NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indication that financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee of the Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by and entity's auditors.

George Reznik

Chief Operating Officer
Chief Financial Officer

May 15, 2006

PART I. FINANCIAL INFORMATION

Financial Statements

                             INFOWAVE SOFTWARE, INC.
                           Consolidated Balance Sheets
                           (Expressed in U.S. dollars)

                                                                   March 31, 2006   December 31, 2005
                                                                    (unaudited)
                                                                   --------------   -----------------
ASSETS

Current assets:
        Cash and cash equivalents                                  $    3,772,974   $       4,313,406
        Accounts receivable, net of allowance of $nil                     140,945              26,691
        Technology Partnership Canada ("TPC") receivable (note 5)         144,460             144,658
        Prepaid expenses                                                  151,272             203,105
                                                                   --------------   -----------------
                                                                        4,209,651           4,687,860

Fixed assets                                                              146,684             166,376

Intellectual property assets held for sale (note 6)                             -              75,000

Other intangible assets (note 7)                                        1,124,914           1,185,745

Goodwill                                                                3,535,736           3,540,587
                                                                   --------------   -----------------

                                                                   $    9,016,985   $       9,655,568
                                                                   ==============   =================
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
        Accounts payable and accrued liabilities                   $      520,555   $         470,653
        Convertible promissory note (note 8)                               96,452              95,210
        Financial instruments (note 5)                                    543,587             544,333
        Deferred revenue                                                  428,261             105,825
                                                                   --------------   -----------------
                                                                        1,588,855           1,216,021

Shareholders' equity
        Share capital (note 9(b))
           Authorized: Unlimited voting common shares
            without par value
           Issued: 243,302,951 (December 31, 2005: 243,302,951)
            common shares                                              18,814,147          18,814,147
        Contributed surplus (note 9(e))                                   591,667             487,413
        Other equity instruments (note 9(f))                            3,259,039           3,259,039
        Deficit                                                       (16,670,492)        (15,554,576)
        Cumulative translation account                                  1,433,769           1,433,524
                                                                   --------------   -----------------
                                                                        7,428,130           8,439,547
                                                                   --------------   -----------------

                                                                   $    9,016,985   $       9,655,568
                                                                   ==============   =================

See accompanying notes to interim consolidated financial statements.

                             INFOWAVE SOFTWARE, INC.
                Consolidated Statements of Operations and Deficit
                           (Expressed in U.S. dollars)

                                                                Three months ended
                                                         March 31, 2006   March 31, 2005
                                                          (Unaudited)         (Unaudited
                                                                           and revised -
                                                                                 note 4)
                                                         --------------   --------------
Revenue:
    Sales                                                $      378,299   $      402,459
    Cost of sales (note 4)                                       55,070          109,610
                                                         --------------   --------------
                                                                323,229          292,849

Expenses:
    Research and development                                    489,540          535,494
    Sales and marketing (note 4)                                484,300          547,896
    Administration                                              411,380          661,583
    Depreciation and amortization                                91,717          443,415
                                                         --------------   --------------
                                                              1,476,937        2,188,388
                                                         --------------   --------------

Income (loss) before undernoted items                        (1,153,708)      (1,895,539)

Other earnings (expenses):
    Interest and other earnings                                  30,650           23,112
    Interest expense                                               (210)          (1,680)
    Foreign exchange gain                                         7,352           33,897
                                                         --------------   --------------
                                                                 37,792           55,329
                                                         --------------   --------------

Income (loss) before gain from corporate reorganization      (1,115,916)      (1,840,210)

Gain from corporate reorganization                                    -        3,239,343
                                                         --------------   --------------

Income (loss) for the period                                 (1,115,916)       1,399,133

Deficit, beginning of period                                (15,554,576)     (70,936,761)

Deficit reduction from corporate reorganization                       -       63,687,812
                                                         --------------   --------------

Deficit, end of period                                   $  (16,670,492)  $   (5,849,816)
                                                         ==============   ==============

Income (loss) per share, basic                           $        (0.01)  $         0.01
                                                         ==============   ==============

Income (loss) per share, fully diluted                   $        (0.01)  $         0.01
                                                         ==============   ===============

Weighted average number of shares outstanding               243,302,951      237,869,943
                                                         ==============   ==============

See accompanying notes to interim consolidated financial statements.

                             INFOWAVE SOFTWARE, INC.
                      Consolidated Statements of Cash Flows
                           (Expressed in U.S. dollars)

                                                           Three months ended
                                                   March 31, 2006   March 31, 2005
                                                      (Unaudited)      (Unaudited)
                                                   --------------   --------------
Cash flows from operations:

Income (loss) for the period                       $   (1,115,916)  $    1,399,133
Items not involving cash:
   Depreciation and amortization                           91,717          443,415
   Amortization of TPC warrants                                 -           31,831
   Stock-based compensation                               105,641          202,821
   Gain from corporate reorganization                           -       (3,239,343)
Changes in non-cash operating working capital:
    Accounts receivable                                  (115,639)         291,709
    TPC receivables                                             -          477,125
    Prepaid expenses                                       52,164          (33,423)
    Accounts payable and accrued liabilities               51,142         (535,050)
    Deferred revenue                                      326,391          305,078
                                                   --------------   --------------
                                                         (604,500)        (656,704)
   Cash flows from investing activities:

Purchase of fixed assets                                  (12,116)               -
Extension fee payment (note 5)                             75,000                -
Restricted cash released                                        -          963,020
Corporate reorganization, net proceeds                          -        4,066,370
                                                   --------------   --------------
                                                           62,884        5,029,390
Cash flows from financing activities:
Issuance of shares and warrants for cash,
net of issue costs                                              -                -
                                                   --------------   --------------

Foreign exchange gain (loss) on cash and cash
equivalents held in a foreign currency                      1,184           (5,189)
                                                   --------------   --------------

Increase (decrease) in cash and cash equivalents         (540,432)       4,367,497

Cash and cash equivalents, beginning of period          4,313,406        2,911,108

                                                   --------------   --------------

Cash and cash equivalents, end of period           $    3,772,974   $    7,278,605
                                                   ==============   ==============

See accompanying notes to interim consolidated financial statements.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                  Three months ended March 31, 2006 (unaudited)

1.    BASIS OF PRESENTATION:

      Infowave Software, Inc. ("Infowave", "New Infowave" or the "Company"), formerly 6311059 Canada Inc. was incorporated on November 16, 2004.

      The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required for an annual set of financial statements under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at March 31, 2006 and for all periods presented, have been included. Interim results for the three-month period ended March 31, 2006 are not necessarily indicative of the results that may be expected for the fiscal year as a whole or for any interim period.

      The unaudited consolidated balance sheets and statements of operations and deficit and cash flows include the accounts of the Company, and its wholly owned subsidiaries Telispark, Inc. and Infowave USA Inc. These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting principles used in these financial statements are those used in the preparation of the Company's audited financial statements for the year ended December 31, 2005. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2005.

2.    CONTINUING OPERATIONS:

      These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during the three-month period ended March 31, 2006 and in prior periods. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of additional external financing arrangements.

      Management is of the opinion that cash and cash equivalents of approximately $3.8 million at March 31, 2006, together with new business attained through May 15, 2006 and ongoing revenue from existing customers, will provide sufficient working capital to meet the Company's projected cash requirements through 2006. However, if there are any unanticipated expenses or lower than anticipated revenues this could require the Company to seek additional financing or engage in further reductions in expenditures which may include further restructuring of the Company. There can be no assurances that additional financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favourable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to, or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                  Three months ended March 31, 2006 (unaudited)

3.    SIGNIFICANT ACCOUNTING POLICIES:

      These interim financial statements follow the same accounting policies and methods of application as described in note 2 to our Annual Consolidated Financial Statements except as described in note 4.

4.    CHANGE IN ACCOUNTING POLICY:

      Effective January 1, 2006, the Company changed its policy with respect to the classification of sales commissions which are now classified under operating expenses. In prior periods, sales commissions were recorded under cost of sales. The impact of this change on the March 31, 2005 financial statements (had the policy been changed effective January 1, 2005) is as follows:

      Three months ended                           March 31, 2005
                                                   --------------
      Cost of sales, as previously reported        $      187,534
      Adjustment                                          (77,924)
                                                   --------------
      Revised cost of sales                        $      109,610
                                                   ==============

      Three months ended                           March 31, 2005
                                                   --------------
      Sales and marketing, as previously reported  $      469,972
      Adjustment                                           77,924
                                                   --------------
      Revised sales and marketing                  $      547,896
                                                   ==============


5.    TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE:

      During the three months ended March 31, 2006, there were no funding benefits nor amortization of warrant expense as the Company's TPC agreement expired December 31, 2005. The Company is currently negotiating an extension of this agreement. If the Company is unable to negotiate an extension, then it will not be eligible to receive any further funding under the agreement. At March 31, 2006, TPC receivable totalled $144,460 with TPC warrants of $543,587 being recognized as financial instruments in current liabilities in connection with the Company's cumulative obligation to issue the warrants in the future. As of March 31, 2006, no warrants had been issued.

6.    INTELLECTUAL PROPERTY ASSETS HELD FOR SALE:

      On October 21, 2003, the Company acquired intellectual property assets from Sproqit Technologies, Inc ("Sproqit"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain email and other data via hand held personal digital assistant and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property assets of Sproqit and in consideration issued

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                  Three months ended March 31, 2006 (unaudited)

      4,038,550 common shares to Sproqit. The value assigned to the intellectual property assets was determined as follows:

      Consideration:
          Common shares      $      885,000
          Acquisition costs         142,603
                             --------------

                             $    1,027,603
                             ==============

      The common shares were subject to a four-month hold period. Sproqit held an option for one year to purchase back all of the intellectual property assets sold to the Company for cash consideration equal to the original purchase price plus a premium of 20%. Pursuant to the Option Agreement, dated September 23, 2003 between Infowave and Sproqit, in the event that the purchase option is exercised by Sproqit, Infowave will license the intellectual property on an exclusive basis in its core markets at preferential royalty rates. In the event that the option is not exercised by Sproqit, Infowave will retain ownership of the intellectual property with no future royalties payable to Sproqit. In December 2003, management determined that these intellectual property assets were non-strategic for the Company. As such the Company and Sproqit agreed to extend the Option Agreement for an additional year. On September 16, 2005, the Option Agreement was extended further to December 15, 2005 (with all other provisions remaining the same). A third amendment was made extending the Option Agreement until January 31, 2006. As part of this extension, Sproqit paid an extension fee of $100,000 and agreed to the provision that Infowave would charge fifteen percentage (15%) interest on the remaining outstanding balance beginning December 16, 2005. Given that the Company did not forecast material future cash flows associated with these intangible assets, it wrote down the assets to a $75,000 balance as at December 31, 2005 (which represented the amount of the second extension fee).

      On January 31, 2006, both Sproqit and Infowave signed a fourth amendment to the Option Agreement. Under the amended terms, the ending date to repurchase the intellectual property assets had been extended from January 31, 2006 to March 17, 2006 subject to payment to Infowave by Sproqit of an extension fee of $75,000 which would be credited against the total Option Grant Exercise Price upon receipt. Interest would be accrued at the rate of fifteen percent (15%) per annum commencing January 31, 2006 on the net exercise price of $905,037.50. The Option was exercisable anytime between January 31, 2006 and March 17, 2006 (the "Exercise Period") in accordance with the procedures set forth below. The extension fee payment of $75,000 was received on February 7, 2006 and applied to the remaining balance. In order for Sproqit to exercise the Option, Sproqit must, on or before March 17, 2006 (the "Expiration Date") have notified Infowave in writing of Sproqit's intent to exercise the Option and pay Infowave the Exercise Price in full. The Option was extended to March 27, 2006 to allow for the negotiation of a further arrangement and subsequent to March 31, 2006 the Company entered into a license agreement with Sproqit over all of the intellectual property attributable to Sproqit. Under the terms of this license agreement, the Company will receive a royalty on future revenue by Sproqit.

7.    OTHER INTANGIBLE ASSETS:

      Intangible assets as of March 31, 2006 are comprised of the following:

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                  Three months ended March 31, 2006 (unaudited)

                                             Accumulated
                                            amortization
                                                 and         Net book
                                Cost         write-down       value
                             -------------  -------------  -------------
      Intellectual property  $   8,793,205  $   7,682,066  $   1,111,139
      Employment contracts         350,720        350,720              -
      Patents                      112,668        103,485          9,183
      Customer relationship         56,334         51,742          4,592
                             -------------  -------------  -------------

                             $   9,312,927  $   8,188,013  $   1,124,914
                             =============  =============  =============

      The intangible assets are being amortized over their estimated useful lives on a straight-line basis.

8.    CONVERTIBLE PROMISSORY NOTES:

      On September 1, 2004, the Company announced that it had resolved its outstanding dispute with Visto, over certain patented technology and entered into a settlement agreement that settled all claims between the two companies. As part of the settlement, the Company acknowledged the validity of Visto's complete patent portfolio and in exchange was granted a royalty-bearing license to those patents.

      Under terms of the settlement agreement, in addition to the royalties payable, Infowave agreed to pay $400,000 for the license to use the patented technology. The Company paid $50,000 of the obligation in cash. The remaining obligation of $350,000 was settled by issuing four convertible promissory notes (the "Notes"), each with a balance of $87,500. The Notes have maturity dates of February 28, 2005, May 31, 2005, December 31, 2005 and August 31, 2006, respectively. The Notes are convertible solely at the holder's option into Infowave common stock at any time prior to their respective maturity dates, are unsecured, and bear interest at 6% only on any balance remaining unpaid after their maturity dates.

      On February 28, 2005 the first promissory note matured with Infowave issuing 1,181,819 shares to fulfill the contractual obligation. On May 31, 2005, the second promissory note matured with Infowave issuing 2,212,350 shares to fulfill the contractual obligation. On December 31, 2005, the third promissory Note matured with Infowave issuing 1,907,695 shares to fulfill the contractual obligation. As of March 31, 2006, the final Note remains outstanding.

      In accordance with Canadian generally accepted accounting principles, the Company had estimated the fair value of each Note by discounting its face value at maturity back to the issuance date at a rate of 6%, being the Company's best estimate of its incremental rate of borrowing on similar instruments in the absence of any conversion feature. The remainder of the $400,000 consideration, being $2,416, had been attributed to the conversion feature and recorded as contributed surplus. The resulting discount on each Note is being accreted to expense over the period to maturity using the interest method.

      The Company had assessed the potential impairment of its non-exclusive license to Visto Corporation's Patent Portfolio acquired during the year ended December 31, 2004 due to the significant uncertainty regarding the probable future economic benefit associated with this asset. As the Company did not attribute the generation of future cash flows as being directly attributable to this asset, it had written down this asset to its estimated fair value of $nil as at December 31, 2004.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                  Three months ended March 31, 2006 (unaudited)

9.    SHAREHOLDERS' EQUITY:

      The share capital of the Company is as follows:

      (a)   Authorized:

            Unlimited voting common shares without par value.


      (b)   Issued:

                                                 Number of Shares    Amount
                                                 ----------------  -----------
            Outstanding, December 31, 2005            243,302,951  $18,814,147

            No shares issued during the quarter                 -            -
                                                 ----------------  -----------
            Outstanding, March 31, 2006               243,302,951  $18,814,147
                                                 ================  ===========

      (c)   Share purchase options:

            On June 30, 2005, the Stock Incentive Plan (the "Plan") was amended to increase the number options reserved for issuance and was approved by the shareholders of the Company. The Plan permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the Plan, up to 2,925,000 common shares are reserved for issuance as stock bonuses. This is the same as the "2004 Plan" of 2,925,000 common shares. The Plan also increased the number of common shares available for issuance under stock options by 6,000,000. This results in an aggregate number of common shares, which may be reserved for issuance, to 32,925,333 of which 30,000,333 are reserved for issuance for stock options and 2,925,000 for issuance as stock bonuses. A summary of the status of the Company's stock option plan as of March 31, 2006 with changes during the periods presented below:

                                                           Weighted average
                                              Shares        exercise price
                                            -----------    ----------------
                                                                  US$/Cdn$
            Outstanding, December 31, 2005   22,365,056         $0.08/0.09
            Granted                           3,850,000          0.06/0.07
            Exercised                                 -             -/-
            Cancelled                        (2,195,680)         0.19/0.22
                                            -----------         ----------
            Outstanding, March 31, 2006      24,019,376         $0.07/0.08
                                            ===========         ==========

            During the period ended March 31, 2006, 3,850,000 options were issued to senior officers, directors and employees of the Company.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                  Three months ended March 31, 2006 (unaudited)

      (d)   Weighted average estimate:

            As at March 31, 2006, the Company had 24,019,376 stock options outstanding with exercise prices ranging from Cdn$0.03 to Cdn$1.27 and no warrants outstanding. As at March 31, 2006, 9,215,415 stock options were exercisable with a weighted average exercise price of Cdn$0.12. Of these instruments, none were included in the diluted per share calculations for the three-months ended March 31, 2006 because they are anti-dilutive.

            The weighted average estimated fair value at the date of grant for options granted during the three months ended March 31, 2006 was Cdn$0.08 per share.

            The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                          Three months ended
                                                                            March 31, 2006
                                                                          ------------------
            Risk-free interest rate                                              3.51%
            Dividend yield                                                          0%
            Volatility factor                                                     163%
            Weighted average expected life of the options                      3 years

      (e)   Contributed surplus:

                                                                               Amount
                                                                             ----------
            Balance, December 31, 2005                                       $  487,413

            Equity component on promissory note reclassified to debt             (1,387)
            Compensation expense                                                105,641
                                                                             ----------
            Balance, March 31, 2006                                          $  591,667
                                                                             ==========

      (f)   Other equity instruments:

                                                                               Amount
                                                                             ----------
            Balance, December 31, 2005                                       $3,259,039

            No changes during the quarter                                             -
                                                                             ----------
            Balance, March 31, 2006                                          $3,259,039
                                                                             ==========


10.   COMPARATIVE FIGURES:

      Certain prior period comparatives have been reclassified to conform to the current period presentation.

                             INFOWAVE SOFTWARE, INC.
                   Notes to Consolidated Financial Statements
                           (Expressed in U.S. dollars)
                  Three months ended March 31, 2006 (unaudited)

11.   RELATED PARTY TRANSACTIONS:

      During the three months ended March 31, 2006, the Company earned $25,279 in revenues from a firm that is a significant shareholder of the Company. This is compared to the three months ended March 31, 2005 when the Company earned $nil in revenues. As of March 31, 2006, $6,279 had been collected and a balance of $nil is still outstanding from this firm in the Company's accounts receivable.

      The Company shares a common director and significant shareholder with Sproqit Technologies, Inc. ("Sproqit"). Sproqit held an option to purchase back all of the intellectual property assets held for sale as described in note 6. Prior to expiry of the option, the Company entered into negotiations with Sproqit for a license agreement over all of the intellectual property attributable to Sproqit. Under the terms of this license agreement which was entered into subsequent to March 31, 2006, the Company will receive a royalty on future revenue by Sproqit.

      During the three months ended March 31, 2006, the Company incurred expenses of $19,209 relating to Board of Director quarterly fees (March 31, 2005 - $17,128). As of March 31, 2006, the entire balance of $19,209 is still outstanding in the Company's accounts payable.

12.   ECONOMIC DEPENDENCE:

      During the three months ended March 31, 2006, three customers represented 72% of the Company's consolidated revenues.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

                             INFOWAVE SOFTWARE, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006

The following Management's Discussion and Analysis of Financial Condition and Results of Operations, as of May 15, 2006, ("MD&A") prepared in accordance with Canadian GAAP should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP included in Part I of this Quarterly Report.

Investors should read the following in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005 included in the Annual Report on Form 20-F. Additional information regarding the Company, including the Company's Annual Report, is available on the SEDAR web site at www.sedar.com.

OVERVIEW

The accompanying unaudited interim consolidated financial statements are presented for the three-month period ended March 31, 2006 and 2005, and includes the accounts of Infowave Software, Inc. ("INFOWAVE" or the "COMPANY") and its U.S. subsidiaries.

Infowave Software, Inc. provides enterprise mobile applications (EMA), including packaged configurable application software modules that integrate business operations required by mobile workers. Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company provides a suite of mobile software solutions which streamline and integrate business operations required by mobile workers, such as Enterprise Resource Planning (ERP), Field Service, Supply Chain and Asset Management operations.

The Company is organized under the Canada Business Corporations Act and is listed on the Toronto Stock Exchange (TSX) under the trading symbol IW. The Company's head office and development facilities are located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, Canada, V5C 5T5 (telephone 604.473.3600). The Company's registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Canada, V7X 1L3. The Company's wholly owned subsidiary, Infowave USA Inc., is incorporated under the laws of the State of Washington. Infowave's other subsidiary, Telispark Inc., is incorporated under the laws of the State of Delaware.

CORPORATE SUMMARY

The Company originally focused on the middleware market, but is now targeting mobile applications for field service workers. Infowave provides wireless software solutions that increase the velocity of customer information flow from back office applications to the field service worker. This results in increased field staff productivity, improved operational efficiencies and increased customer satisfaction.

The Company's clients include: Nextel, Chevron, Shell, Agfa, Hydro One and Australian Water Corporation. The Company is primarily focused on the hi-tech, telecom, energy, transportation, and service industries and partners with IBM and other third party value added resellers such as device manufacturers, thereby offering turnkey solutions to customers.

Infowave's objective is to become the leading enterprise mobile application software provider, delivering mobile application and infrastructure software solutions to organizations in need of real-time data access in the field.

Today, large organizations find themselves at a crossroads. The current economics and the ever-increasing size of mobile workforces are forcing organizations to take a closer look at how they utilize their assets and the costs associated with their current operations. Many find that current capital-intensive operations, such as preventive and reactive maintenance, are ineffective and cost millions of dollars yearly in lost time and equipment. In looking to remedy the situation, organizations find themselves entrenched in isolated, proprietary business systems that cannot be integrated without major overhauls and the resulting expensive maintenance fees.

Internally developed solutions do not incorporate industry best practices or accommodate evolutions in technology standards, resulting in systems that do not provide long term business value. Adoption of wireless technology has been slow over the past several years due to immature infrastructure. This situation has now changed, enabling reliable and cost effective solutions.

Infowave's strategy is to enable companies to streamline their business operations as they pertain to the mobile worker. By providing enterprise mobile end-users with an easy to navigate, intuitive mobile application that enables work flow automation, organizations can improve their asset utilization, minimize inventory investment levels, optimize the supply chain and financially depreciating assets, and provide more efficient service through optimized work processes that eliminate error-prone paper-based processes, increase wrench time, and improve data integrity in a mobile environment.

The Company's target market is the field service industry which employs approximately 15 million employees in North America. Today's asset management field service industry employs manual processes established over the past century. The quantifiable business benefits attributable to increased productivity associated with mobile technology are not being realized on a wide-spread basis today, which creates a significant market opportunity for Infowave. The business impact associated with initial deployment of work process automation technology is very significant. Industry analysts have shown that companies that have deployed field service solutions have realized significant increases in worker productivity, profitability, and revenue.

Industry analysts forecast that increasing investment will be made by companies to automate their field service organizations in 2006 representing a large market opportunity for the Company. In fact, the majority of best-in-class service organizations view improving the communication between the back office and field service as a top strategic priority.

SIGNIFICANT EVENTS FOR FIRST QUARTER 2006

Financial Highlights

-     The Company:

            - ended the quarter with $3.8 million in cash and cash equivalents.

            - reduced operating expenses by 33% over the same period last year.

            - undertook a non-brokered private placement of up to approximately US$2,000,000.

Major Management and Director Changes

- Jason de Boer was appointed Infowave's Vice President of Sales, effective January 13, 2006.

- Allen Sello was appointed as Infowave's new Audit Committee Chairman, effective January 1, 2006.

Major Product Releases

- Infowave released Echo by Infowave(TM) v3.0 in January 2006 which further enhances this proven enterprise solution by providing customer flexibility in choosing current and future networks and devices. The product also supports stand alone mode for digitizing of manual paperwork and integrating to one or multiple backend systems, allowing continual access to data and complete elimination of any redundant data entry. After installation, the product can be updated and tailored, without the need for programming skills. A configuration tool is provided to enable the system administrator or a business analyst to make the ongoing form changes required by the business or external regulations and requirements.

RESULTS OF OPERATIONS

                     QUARTERLY FINANCIAL PERFORMANCE SUMMARY

The following table summarizes unaudited and restated financial performance for the past eight quarters of the Company:

                                                                Quarter Ended
                                       March 31,       December 31,     September 30,        June 30,
                                          2006             2005             2005               2005
                                       ----------      ------------     -------------       ----------
Revenue                                $  378,299      $    180,430     $     484,533       $  859,869
Costs of sales (Note 1)                    55,070            19,557           295,297          239,099
                                       ----------      ------------     -------------       ----------
Gross margin                              323,229           160,873           189,236          620,770
Operating expenses
   Research and development               489,540           460,976           488,933          539,466
   Sales and marketing (Note 1)           484,300           529,816           492,347          537,549
   Administration                         411,380           479,203           510,055          721,189
   Restructuring                                -                 -                 -                -
   Impairment                                   -         4,651,792                 -                -
   Depreciation and amortization           91,717           440,201           438,224          449,901
                                       ----------      ------------     -------------       ----------
Total operating expenses                1,476,937         6,561,988         1,929,559        2,248,105
                                       ----------      ------------     -------------       ----------

Net operating income (loss)           ($1,153,708)    ($  6,401,115)   ($   1,740,323)     ($1,627,335)
                                       ----------      ------------     -------------       ----------

HB 3870 Compensation                   $  105,641      $     99,424     $     109,245       $  138,288

Stock-based compensation expense under the method adopted January 1, 2004 has been included in the above-noted figures and is allocated as follows:

Research and development                   14,803            12,326            15,377           14,054
Sales and marketing                        18,996            23,466            34,324           33,920
Administration                             71,842            63,632            59,544           90,314

                                                                Quarter Ended
                                       March 31,       December 31,     September 30,        June 30,
                                          2005             2004             2004               2004
                                       ----------      ------------     -------------       ----------
Revenue                                $  402,459      $    484,904     $   1,500,093       $  845,355
Costs of sales (Note 1)                   109,610           267,282           516,552          171,766
                                       ----------      ------------     -------------       ----------
Gross margin                              292,849           217,622           983,541          673,589
Operating expenses
   Research and development               535,494           235,547           316,126          889,668
   Sales and marketing (Note 1)           547,896           492,605           738,442        1,387,949
   Administration                         661,583           647,066           581,817          739,916
   Restructuring                                -                 -                 -           61,885
   Impairment                                   -           412,632                 -                -
   Depreciation and amortization          443,415           467,760           378,914          287,979
                                       ----------      ------------     -------------       ----------
Total operating expenses                2,188,388         2,255,610         2,015,299        3,367,397
                                       ----------      ------------     -------------       ----------

Net operating income (loss)           ($1,895,539)    ($  2,037,988)   ($   1,031,758)     ($2,693,808)
                                       ----------      ------------     -------------       ----------

HB 3870 Compensation                   $  153,611      $    229,706     $      92,474       $   67,333

Stock-based compensation expense under the method adopted January 1, 2004 has been included in the above-noted figures and is allocated as follows:

Research and development                   16,011            18,065            13,800           25,236
Sales and marketing                        40,430            46,904            33,405           21,364
Administration                             97,170           164,737            45,269           20,733

---------
Note 1: Effective January 1, 2006, the Company changed its policy with respect to the classification of sales commissions which are now classified under operating expenses. In prior periods, sales commissions were recorded under cost of sales. The impact of this change is as follows:

Three months
   ended         Dec. 31, 2005  Sept. 30, 2005  June 30, 2005  March 30, 2005  Dec. 31, 2004  Sept 30, 2004  June 30, 2004
-------------    -------------  --------------  -------------  --------------  -------------  -------------  -------------
Cost of sales    $      19,557  $      311,528  $     292,752  $      187,534  $     317,282  $     566,552  $     321,766
Adjustment                   -         (16,231)       (53,653)        (77,924)       (50,000)       (50,000)      (150,000)
                 -------------  --------------  -------------  --------------  -------------  -------------  -------------
Revised Cost
of sales         $      19,557  $      295,297  $     239,099  $      109,610  $     267,282  $     516,552  $     171,766
                 -------------  --------------  -------------  --------------  -------------  -------------  -------------

Three months
   ended         Dec. 31, 2005  Sept. 30, 2005  June 30, 2005  March 30, 2005  Dec. 31, 2004  Sept 30, 2004  June 30, 2004
-------------    -------------  --------------  -------------  --------------  -------------  -------------  -------------
Sales &
Marketing        $     529,816  $      476,116  $     483,896  $      469,972  $     442,605  $     688,442  $   1,237,949
Adjustment                   -          16,231         53,653          77,924         50,000         50,000        150,000
                 -------------  --------------  -------------  --------------  -------------  -------------  -------------
Revised Sales
& Marketing      $     529,816  $      492,347  $     537,549  $      547,896  $     492,605  $     738,442  $   1,387,949
                 -------------  --------------  -------------  --------------  -------------  -------------  -------------

REVENUES

Revenues are derived from the sale of software licenses, implementation and customization professional services ("professional services") and maintenance and support services. License and maintenance revenues are normally generated from licensing our products to end-users and value added resellers or system integrators. Service revenues are generated from professional services sold to end-users and also include software subscription services provided to customers. The licensing of software products and provisioning of implementation and customization professional services ("EMA products and services") will continue to be the Company's core products and services revenue streams. As such, the Company's revenue streams will continue to be project-driven with varying mix of EMA product and service revenues as constrained by the number of project bookings, and by revenue recognition policies on timing of when revenue on projects should be recorded. As a result, it is expected that revenue unevenness will go on from quarter to quarter into the future.

Revenues for the three months ended March 31, 2006 were $378,299, representing an increase of 110% from $180,430 in the three months ended December 31, 2005 and a decrease of 6% from $402,459 in the three months ended March 31, 2005. The Company had begun work on a couple of new projects in the quarter which attributed to higher revenue. As well, a number of customers renewed their yearly maintenance contracts during the first three months of 2006 (which had expired in 2005).

The revenue mix for three months ended March 31, 2006 was comprised of 0% software license fees, 80% maintenance and support fees, and 20% professional services fees. This compares to 18% from software license fees, 41% from maintenance and support fees, and 41% from professional service fees for the three month periods ended December 31, 2005. In the first three months of 2005, the revenue mix was 15% from software license fees, 58% from maintenance and support fees, and 27% from service fees. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue.

The Company had a significant portion of revenues concentrated amongst its three largest customers and expects this to continue in 2006. They accounted for the following percentage of total revenue of the Company:

Three largest customers                 March 31, 2006      December 31, 2005       March 31, 2005
----------------------------            --------------      -----------------       --------------
Revenues                                $      273,271      $         145,412       $      226,885
                                        --------------      -----------------       --------------
Percentage of total revenues                        72%                    81%                  56%
                                        --------------      -----------------       --------------

The Company's geographical revenues are as follows with the largest attributable to customers located in the United States for the three months ended:

Geographical Location       March 31, 2006     December 31, 2005    March 31, 2005
---------------------       --------------     -----------------    --------------
United States               $267,964    71%    $125,794       70%   $355,785    88%
Canada                        84,691    22%      18,374       10%     21,408     6%
Europe                             -     -%       4,097        2%     19,636     5%
Asia/Other                    25,644     7%      32,165       18%      5,630     1%
                            --------   ---     --------      ---    --------   ---
Total                       $378,299   100%    $180,430      100%   $402,459   100%
                            --------   ---     --------      ---    --------   ---

COST OF SALES

Cost of sales consists of product related costs including product documentation and shipping, royalties to third parties for resale of technology and costs related to delivery of professional implementation and customization services. The Company expects that labour costs from delivery of professional services to be the major component of the cost of sales going forward.

Three months ended          March 31, 2006     December 31, 2005    March 31, 2005
---------------------       --------------     -----------------    --------------
Revenues                    $378,299   100%    $180,430      100%   $402,459   100%
Cost of Sales (Note 1)        55,070    15%      19,557       11%    109,610    27%
                            --------   ---     --------      ---    --------   ---

Gross Margin                $323,229    85%    $160,873       89%   $292,849    73%
                            --------   ---     --------      ---    --------   ---

---------
Note 1: Effective January 1, 2006, the Company changed its policy with respect to the classification of sales commissions which are now classified under operating expenses. In prior periods, sales commissions were recorded under cost of sales. The impact of this change is provided in Note 1 under Results of Operations - Quarterly Financial Performance Summary in MD&A.

Gross margins for the first quarter of 2006 were 85%, compared to 89% in the previous quarter ended December 31, 2005 and 73% in the quarter ended March 31, 2005. The increase in gross margins in the quarter as compared to the quarter ended March 31, 2005 is attributable to most of the revenue being derived from existing maintenance contracts, which tend to have much higher margins than revenue from professional services. The Company expects to experience comparable gross margins going forward to that experienced during the three month period ended March 31, 2005 which is due to its increased percentage of total revenue being attributable to professional service delivery.

OPERATING EXPENSES

Three months ended          March 31, 2006     December 31, 2005      March 31, 2005
------------------------    --------------     -----------------      --------------
Total operating expenses
(Note 1)                    $    1,476,937     $       6,561,988      $    2,188,388
                            --------------     -----------------      --------------

As a percentage of total
revenues                               390%                3,637%                544%
                            --------------     -----------------      --------------

-------------
Note 1: Effective January 1, 2006, the Company changed its policy with respect to the classification of sales commissions which are now classified under operating expenses. In prior periods, sales commissions were recorded under cost of sales. The impact of this change is provided in Note 1 under Results of Operations - Quarterly Financial Performance Summary in MD&A.

Total operating expenses for the Company (comprised of research and development, sales and marketing, administration, restructuring, impairment and depreciation charges) for the first quarter ended March 31, 2006 were $1,476,937, a decrease of 77% from $6,561,988 in the previous quarter, primarily due to impairment charges of $4,651,792,incurred in that quarter. A decrease of 33% from $2,188,388 in the same quarter of 2005 was primarily due to a reduction in staff and the use of contractors.

As at March 31, 2006, the Company's headcount was 36, compared to 35 as at December 31, 2005 and 46 as at March 31, 2005.

The Company cannot anticipate that future quarterly total operating costs will be comparable to that achieved in the first quarter 2006. The Company will prudently commit appropriate levels of financial resources to build and grow our business.

Research and Development

Three months ended              March 31, 2006     December 31, 2005      March 31, 2005
------------------------        --------------     -----------------      --------------
Research and development        $      489,540     $         460,976      $      535,494
                                --------------     -----------------      --------------
As a percentage of total
revenues                                   129%                  255%                133%
                                --------------     -----------------      --------------

Research and development ("R&D") expenses consist primarily of salaries and related personnel costs, consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development.

Total research and development expenses for the first quarter of 2006 totalled $489,540 representing an increase of 6% from the prior quarter total of $460,976 and a 9% decrease from $535,494 in the first quarter of 2005. The increase over the three month period ended December 31, 2005 is primarily attributable to an increase in headcount. The decrease over the same period in 2005 is due to a decrease in contractor fees. The Company believes that its investment in R&D is sufficient to support its current product line. The Company continued to focus its R&D efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

During the three months ended March 31, 2006, there were no funding benefits nor amortization of warrant expense as the Company's TPC agreement had expired December 31, 2005.

Sales and Marketing

Three months ended              March 31, 2006     December 31, 2005      March 31, 2005
------------------------        --------------     -----------------      --------------
Sales and marketing
(Note 1)                        $      484,300     $         529,816      $      547.896
                                --------------     -----------------      --------------
As a percentage of total
revenues                                   128%                  294%                136%
                                --------------     -----------------      --------------

------------
Note 1: Effective January 1, 2006, the Company changed its policy with respect to the classification of sales commissions which are now classified under operating expenses. In prior periods, sales commissions were recorded under cost of sales. The impact of this change is provided in Note 1 under Results of Operations - Quarterly Financial Performance Summary in MD&A.

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, consulting fees, trade show expenses, advertising costs and costs of marketing collateral.

Sales & marketing expenses for the three months ended March 31, 2006 were $484,300 compared to $529,816 in the three months ended December 31, 2005 and $547,896 in the three months ended March 31, 2005. The decrease of 9% from the previous quarter is attributable to severance paid to a senior level executive in the fourth quarter of 2005 offset by an increase in marketing activities during the first quarter of 2006. Sales and marketing expenses decreased by 12% from the same period in the prior year due to lower expenses associated with marketing and advertising and lower commissions.

The Company will continue to invest appropriate levels of resources in sales and marketing to improve sales growth and enhance market awareness of our products.

Administration

Three months ended              March 31, 2006     December 31, 2005       March 31, 2005
------------------------        --------------     -----------------       --------------
Administration                  $      411,380     $         479,203       $      661,583
                                --------------     -----------------       --------------
As a percentage of total
revenues                                   109%                  266%                 164%
                                --------------     -----------------       --------------

Administration expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and other general corporate and contractor costs.

Administration expenses of $411,380 in the first quarter 2006 decreased by 14% from $479,203 in the prior quarter and 38% from $661,583 in the comparable quarter of 2005. The decrease from both periods was due to lower professional fees, labour and travel costs.

The Company anticipates that administration expenses will continue to fluctuate as business and statutory requirements change.

DEPRECIATION AND AMORTIZATION

Amortization expense totalled $91,717 in the three months ended March 31, 2006 which is 79% lower than amortization expense of $440,201 in the prior quarter and 79% lower than $443,415 in the same period of 2005. The decrease from both periods was a result of the asset impairment charge that was recorded at December 31, 2005.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

During the three months ended March 31, 2006 and March 31, 2005, there were no restructuring nor asset impairment charges. The Company recorded impairment charges totaling $4,651,792 at December 31, 2005 related to intangible assets acquired in the Telispark and HiddenMind transactions as well as intellectual property acquired from Sproqit.

INTEREST AND OTHER INCOME

Interest and other income for the three months ended March 31, 2006 was $30,650 compared to $39,031 and $23,112 for the three months ended December 31, 2005 and March 31, 2005, respectively, reflecting the cash and cash equivalent balances existing during those periods. The decrease in interest income from the prior quarter is attributable to a decrease in cash and cash equivalent balances for the majority of the three months ended March 31, 2006.

FOREIGN EXCHANGE

Foreign exchange gain was $7,352 for the three months ended March 31, 2006, compared to a gain of $14,430 in the three months ended December 31, 2005 and a gain of $33,897 in the same period last year. The changes are due to fluctuations in the foreign exchange rate between the Canadian and US Dollar. The Canadian dollar weakened by approximately 1% against the US dollar during the three months ended March 31, 2006, positively impacting the Company's results as significant portions of the Company's monetary balances are in Canadian denomination.

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates while a substantial portion of the Company's sales are derived in United States dollars. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

NET LOSS

The Company incurred a net loss before interest and other expenses of $1,153,708 for the three month ended March 31, 2006 in comparison to $6,401,115 for the three months ended December 31, 2005 compared with a loss of $1,895,539, for the three months ended March 31, 2005.

The net loss for the three months ended March 31, 2006 was $1,115,916 compared to a net loss of $6,348,352 for the fourth quarter 2005. In the first quarter 2005, net income was $1,399,133 (due to a gain of $3,239,343 from the corporate reorganization realized during the quarter).

The Company expects net losses to continue into the future as it grows its revenue base and operating expenses. The Company believes that successful deployments of our EMA products and services to key reference customers will open opportunities for larger scale deployments to them, and in turn make available other customer opportunities.

LIQUIDITY AND CAPITAL RESOURCES

The Company used $604,500 in operations during the three months ended March 31, 2006. Non-cash working capital provided $314,058 and other operating activities used $918,558. This compared with cash used in operations during the three months ended March 31, 2005 of $656,704 that consisted of $505,439 being provided in non-cash working capital and $1,162,143 used in other operating activities. The Company anticipates that it will experience negative cash flows from operations in the future. The Company will strive to increase revenues, improve gross margins and control cash operating expenses in its effort reduce cash used in operations.

At March 31, 2006, the Company's cash and cash equivalents totalled $3,772,974 and working capital totalled $2,620,796 compared to $3,471,839 at December 31, 2005 and $6,911,441 at March 31, 2005.

Net cash provided by investing activities was $62,884 which consisted of the second Sproqit extension fee payment less capital asset purchases compared to $5,209,390 in the same period of 2005 (due to net proceeds of the corporate reorganization being $4,066,370 and $963,020 restricted cash being freed up).

Net cash provided by financing activities was $nil during both periods.

As at March 31, 2006, the Company held accounts receivable of $140,945 net of allowances for doubtful accounts of $nil which was an increase of 428% over the three months ended December 31, 2005 and a decrease of 46% over the same period of 2005. As well, the Company held a TPC receivable of $144,460 compared to $144,658 as at December 31, 2005 and $609,961 held at March 31, 2005.

Fixed assets were $146,684 at March 31, 2006 compared to $166,376 at December 31, 2005 due to normal course depreciation less asset additions of approximately $12,000.

Management is of the opinion that cash and cash equivalents of approximately $3.8 million at March 31, 2006, together with new business attained through May 15, 2006 and ongoing revenue from existing customers, will provide sufficient working capital to meet the Company's projected cash requirements through 2006. However, if there are any unanticipated expenses or lower than anticipated revenues this could require the Company to seek additional financing or engage in further reductions in expenditures which may include further restructuring of the Company.

OUTSTANDING SHARE DATA

As of May 15, 2006, the Company had 243,334,208 issued and outstanding common shares. For additional detail, refer to note 11 to the 2005 Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not have any off-balance sheet arrangements at March 31, 2006, other than operating leases and purchase obligations in the normal course of business previously disclosed in the MD&A as at December 31, 2005.

During the three months ended March 31, 2006, the Company made operating lease payments totaling $99,459 (December 31, 2005 - $119,747; March 31, 2005 -
$158,958).

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with the Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The Company's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company's 2005 Annual Report on Form 20-F as filed with the SEC. During the three months ended March 31, 2006, the Company did not adopt any new accounting policies that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 entitled "Share -- Based Payment" ("FAS No. 123R"). This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company's financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123R is effective for public entities that file as small business issuers as of the beginning of the first annual reporting period that begins after December 15, 2005.

As well, effective January 1, 2006, the Company changed its policy with respect to the classification of sales commissions which are now classified under operating expenses. In prior periods, sales commissions were recorded under cost of sales. The impact of this change is provided in Note 1 under Results of Operations - Quarterly Financial Performance Summary in MD&A.

Senior management has discussed with the Company's Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. These factors include, among others, business and economic risks and uncertainties, those described in connection with the forward-looking statements included herein and the risk factors set forth above.

In some cases, forward-looking statements can be identified by the use of words such as "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" and statements that an event or result "may." "will," "should," "could," or "might" occur or be achieved, or the negative or other variations of these words, or other comparable words or phrases. Forward-looking statements are based on estimates and opinions of management at the date the statements are made.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Corporation nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Corporation is under no duty to update any of its forward-looking statements after the date of this filing. All forward looking statements in this filing are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. For the reasons set forth above, the reader should not place undue reliance on forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company conducts the majority of its transactions in Canadian dollars and, therefore, uses the Canadian dollar as its base currency of measurement. However, most of the Company's revenues and some of its expenses are denominated in United States dollars which results in an exposure to foreign currency gains and losses on the resulting US dollar denominated cash, accounts receivable, and accounts payable balances. As of March 31, 2006, the Company has not engaged in derivative hedging activities on foreign currency transactions and/or balances. Although realized foreign currency gains and losses have not historically been material, fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect the Company's results of operations. To the extent that the Company implements hedging activities in the future with respect to foreign currency exchange transactions, there can be no assurance that the Company will be successful in such hedging activities.

While the Company believes that inflation has not had a material adverse effect on its results of operations, there can be no assurance that inflation will not have a material adverse effect on the Company's results of operations in the future.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS

None.

CHANGES IN SECURITIES AND USE OF PROCEEDS

None.

COMMITMENTS

The Company has entered into lease agreements for premises and equipment. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby, B.C. (lease due to expire June 30, 2008) and Reston, Virginia (lease expired March 31, 2006). The following table quantifies the Company's future contractual obligations on an annual basis, as of March 31, 2006:

2006                                                     $294,698
2007                                                      261,329
2008                                                      137,393
                                                         --------

Total                                                    $693,420
                                                         ========

For 2006, this includes commitments for both the three month period ending March 31, 2006 as well as the remainder of the fiscal year ending December 31, 2006.